Federated Stock Trust

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED STOCK TRUST (“Registrant”)
1933 Act File No. 2-75756
1940 Act File No. 811-3385

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 44 submitted via EDGAR on November 17, 2009.

GLOBAL COMMENTS – THE FUND

Global Comment

The global comment was that Form N-1A does not provide for a footnote describing the broad-based index in the average annual total return table.  The Form only provides for a description of additional indexes if a fund uses them.  Keith said that to the extent that Federated continues to include the description of the broad-based index, Federated is "on its own" and the SEC may give the comment again.  Peter has indicated that he believes it is still necessary and prudent to describe the broad-based index(es) in addition to the descriptions for the additional indexes as this is the only way for the average investor to understand why they are being used for performance comparisons.

Correspondence Response

"Summary Section - Average Annual Total Return Table

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

1.  Under “Fund Management,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” or, as applicable, “Senior Portfolio Manager”, is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b).

2. Under the Summary Section “What are the Main Risks of Investing in the Fund?” the Fund confirms that Risks of Investing in Exchange Traded Funds is correctly characterized as a principal risk, because, although we are advised that the Fund has no current intention of making substantial investments in ETFs, it is possible that during the course of the period covered by the prospectus, such investments could be made.  As discussed, a line item regarding “Acquired Fund Fees and Expenses” has been added to the fee table reflecting a “zero” basis point number. The “zero” number is appropriate because during the last fiscal year the total acquired fund fees and expenses were less than one basis point. Also, as discussed, no footnote has been added to the table with regard to the new “Acquired Fund Fees and Expenses” line item.

3. Under the “Advisory Fee” section we confirm that the description of the “waiver/reimbursement of operating expenses” provision of the advisory contract (which does not exclude “acquired fund fees and expenses” from the reimbursement) is accurate. As noted in footnote 1 to the Fee Table, however, “acquired fund fees and expenses” are excluded from the voluntary portion of the waiver.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal